Omega Healthcare Investors, Inc.

200 International Circle, Suite 3500

Hunt Valley, Maryland 21030

November 13, 2015

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Rahul Patel

Re:	Withdrawal of Acceleration Request of Omega Healthcare Investors, Inc.

Registration Statement on Form S-4 filed November 12, 2015

Registration No. 333-207960

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 13, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, November 13, 2015, at 2:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance. If you should have any questions, please contact Terrence A. Childers of Bryan Cave LLP, counsel to the registrant, by telephone at (404) 572-6820.

Sincerely,

Omega Healthcare Investors, Inc.
and the Subsidiary Guarantors

By:	/s/ Robert O. Stephenson
Robert O. Stephenson
Chief Financial Officer